Explanation of Responses:

(1)	Effective August 2016, Francis X. Egan is no longer associated with Northwater Capital Inc. Mr. Egan agreed to assign his interest in the stock options reported herein to the Reporting Person.
(2)	Pursuant to an agreement between the Reporting Person and Northwater Capital Management Inc., a corporation formed under the laws of the Province Ontario (“NCMI”), NCMI is entitled under the agreement to all economic benefits of such stock options. The Reporting Person disclaims beneficial ownership of such stock options, and of any shares of common stock received in respect thereof, except to the extent of any indirect pecuniary interest the Reporting Person may have therein resulting from the Reporting Person’s ownership interest in NCMI.
(3)	The option is fully vested.